Doximity, Inc.
500 3rd St.
Suite 510
San Francisco, California 94107
VIA EDGAR
June 23, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Matthew Derby
Larry Spirgel
Joseph Cascarano
Robert Littlepage

Re:	Doximity, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-256584
Dear Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Doximity, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 23, 2021 at 2:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Heidi Mayon at (650) 752-3227. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Heidi Mayon, by email at HMayon@goodwinlaw.com.
Under separate cover, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.
Signature page follows.

If you have any questions regarding this request, please contact Heidi Mayon of Goodwin Procter LLP at (650) 752-3227.

Sincerely,

DOXIMITY, INC.

By:	/s/ Jeffrey Tangney
Name: Jeffrey Tangney
Title: Chief Executive Officer

cc:	Anna Bryson, Doximity, Inc.
Jennifer Chaloemtiarana, Doximity, Inc.
Heidi Mayon, Goodwin Procter LLP
Jon Novotny, Goodwin Procter LLP
Julia White, Goodwin Procter LLP
Jon Casnocha, Goodwin Procter LLP
Dave Peinsipp, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VaderPas, Cooley LLP
Denny Won, Cooley LLP